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July 16, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc. (“Casella”)

Definitive Soliciting Materials on Schedule 14A filed by JCP Investment Partnership, LP, JCP Single Asset Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management LLC, James C. Pappas, Brett W. Frazier and Joseph B. Swinbank (the “Soliciting Material”)

Filed on May 29, 2015
File No. 000-23211

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 15, 2015 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, JCP Investment Management, LLC and the other participants in its solicitation (collectively, “JCP”), and provide the following response on JCP’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in JCP’s letter to the Commission, dated June 29, 2015, which was provided in response to the Staff’s oral comment regarding JCP’s statement “JCP has already been contacted by multiple potential strategic acquirers of Casella, each with unquestionable financing abilities.”

1.	Please supplementally clarify whether any of the discussions with the three parties referenced also involved a discussion of JCP’s intent to nominate its slate of directors at the 2015 annual meeting.

JCP acknowledges the Staff’s comment and clarifies that none of the discussions with Company A, Company B or Company C involved a discussion of JCP’s intent to nominate its slate of directors at the 2015 Annual Meeting. JCP did not have any discussions whatsoever with representatives of Company A or Company C prior to the filing of the Schedule 13D and the public disclosure of JCP’s nomination of director candidates. Although JCP had discussions with representatives of Company B during its comprehensive research process on the industry and Casella’s assets prior to JCP’s nomination of director candidates, there was no discussion of JCP’s intent to nominate a slate of director candidates for election to Casella’s Board of Directors. Furthermore, discussions with each of Company A, Company B and Company C following JCP’s nomination of director candidates were limited to such parties’ interest in Casella’s assets.

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July 16, 2015

2.	Supplementally clarify whether Company A or B are reporting persons under Regulation 13D-G.

JCP acknowledges the Staff’s comment and clarifies that neither Company A nor Company B are reporting persons under Regulation 13D-G. JCP has not agreed to act in concert with Company A or Company B and no group has been formed between the parties. To be clear, both Company A and Company B are competitors of Casella, and to the best of JCP’s knowledge, neither is a shareholder of Casella and JCP is not aware of any plans of Company A or Company B to acquire, hold, vote or dispose of any equity securities of Casella.

3.
In future filings, if you continue to make similar assertions regarding JCP’s contact with “multiple potential strategic acquirers”, please provide greater balance and context to the assertions. For example, and based on the response letter, please specify the number of potential strategic acquirers and disclose (i) whether or not any specific proposal was discussed and (ii) whether or not any of the parties have continued from that time to express an interest to JCP with respect to Casella and/or potential transactions involving Casella.

JCP acknowledges the Staff’s comment and confirms that in future filings, if JCP should make similar assertions regarding JCP’s contact with “multiple potential strategic acquirers,” JCP will provide greater balance and context to the assertions, including disclosure regarding the number of potential strategic acquirers it was contacted by and (i) whether or not any specific proposal was discussed and (ii) whether or not any of the parties have continued from that time to express an interest to JCP with respect to Casella and/or potential transactions involving Casella.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	James C. Pappas, JCP Investment Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP